FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of February 2008

Commission File Number: 001-33768

CNINSURE INC.

19/F, Yinhai Building

No. 299 Yanjiang Zhong Road

Guangzhou, Guangdong 510110

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-        N/A

CNINSURE INC.

Form 6-K

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNinsure Inc.

By:	/s/ Yinan Hu
Name:	Yinan Hu
Title:	Chief Executive Officer

Date: February 26, 2008

Exhibit 99.1

CNinsure Reports Fourth Quarter and Fiscal 2007 Unaudited Financial Results

GUANGZHOU, Feb 25, 2008 — CNinsure Inc., (Nasdaq: CISG), a leading independent insurance agency and brokerage company operating in China, today announced its unaudited financial results for the fourth quarter and fiscal year ended December 31, 2007.1

Financial Highlights:

Highlights for Fourth Quarter 2007

•

Total net revenues: RMB158.7 million (US$21.8 million), representing an increase of 35.8% quarter-over-quarter and an increase of 80.9% year-over-year, exceeding the previous guidance of RMB135.0 million to RMB150.0 million.

•	Net revenues from commissions and fees: RMB158.5 million (US$21.7 million), representing an increase of 36.4% quarter-over-quarter and an increase of 81.3% year-over-year.

•	Net income: RMB53.8 million (US$7.4 million), representing an increase of 26.8% quarter-over-quarter and representing an increase of 105.0% year-over-year.

•	Basic and diluted net income per ADS: RMB1.284 (US$0.176) and RMB1.275 (US$ 0.175), respectively.

Highlights for Fiscal Year 2007

•	Total net revenues: RMB448.2 million (US$61.4 million), representing an increase of 81.8% from 2006.

•	Net revenues from commissions and fees: RMB447.0 million (US$61.3 million), representing an increase of 81.9% from 2006.

•	Net income: RMB154.9 million (US$21.2 million), representing an increase of 170.0% from 2006.

•	Basic and diluted net income per ADS: RMB4.396 (US$0.603) and RMB4.380 (US$0.600), respectively.

Commenting on the fourth quarter results, Yinan Hu, Chairman and CEO of CNinsure stated: “We are pleased to report strong financial results for the fourth quarter which exceeded our previous estimate. In 2007, the insurance market and insurance intermediary market in China continued to grow rapidly. By executing our existing growth strategy we believe that CNinsure, led by an experienced management team, is well positioned to capture the growth opportunities. “We will continue expanding our distribution network in China through selective acquisitions and our entrepreneurial agent program while enhancing our operating

[1]	This announcement contains translations of certain Renminbi (RMB) amounts into U.S. dollars (US$) at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB7.2946 to US$1.00, the effective noon buying rate as of December 31, 2007 in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York.

platform through IT system improvement. Meanwhile, we will further deepen relationships with insurance companies, by helping them launch customized products to be exclusively distributed through our network. ”

Financial Results for the Fourth Quarter Ended December 31, 2007

Total net revenues for the fourth quarter ended December 31, 2007 were RMB158.7 million (US$21.8 million), representing an increase of 35.8% from RMB116.9 million for the previous quarter, and an 80.9% increase from RMB87.8 million for the fourth quarter in 2006, primarily reflecting the increase in net revenues from commissions and fees.

Net revenues from commissions and fees were RMB158.5 million (US$21.7 million) for the fourth quarter of 2007, representing an increase of 36.4% from RMB116.2 million for the previous quarter and an increase of 81.3% from RMB87.4 million for the fourth quarter of 2006. The quarter-over-quarter increase was primarily attributable to the seasonality of our business, which results largely from the insurance companies’ increased sales efforts in the fourth quarter of a year and increasing number of sales agents. The year-over-year increase was primarily due to an increase in commission rates, higher productivity of sales agents in the distribution of life insurance products and increasing number of sales agents.

Net revenues from other service fees were RMB0.3 million (US$0.03 million) for the fourth quarter of 2007.

Total operating costs and expenses were RMB112.5 million (US$15.4 million) for the fourth quarter of 2007, representing an increase of 45.9% from RMB77.1 million for the previous quarter and an increase of 75.2% from RMB 64.2 million for the fourth quarter of 2006.

Commissions and fees expenses were RMB83.2 million (US$11.4 million) for the fourth quarter of 2007, representing an increase of 33.8% from RMB62.2 million for the previous quarter and an increase of 71.8% from RMB48.4 million for the fourth quarter of 2006, primarily due to the increase in the distribution of insurance products and higher commissions and fees to sales agents.

Selling expenses were RMB2.8 million (US$0.4 million) for the fourth quarter of 2007, representing an increase of 21.9% from RMB2.3 million for the previous quarter and a decrease of 6.0% from RMB3.0 million for the fourth quarter of 2006. The quarter-over-quarter increase was due to the increase in the distribution of insurance products and the year-over-year decrease was primarily due to decreases in office expenses following further centralization of management functions.

General and administrative expenses were RMB26.4 million (US$3.6 million) for the fourth quarter of 2007, representing an increase of 110.4% from RMB12.6 million for the previous quarter and an increase of 107.5% from RMB12.7 million for the fourth quarter of 2006. The quarter-over-quarter and year-over-year increases were primarily due to the recognition of additional share-based compensation expenses for options granted in October, 2007, certain IPO-related expenses, and exchange losses in connection with the payment of previous declared dividends in the fourth quarter of 2007.

Operating margin was 29.1% for the fourth quarter of 2007 as compared with 34.0% for the previous quarter and 26.8% for the fourth quarter of 2006.

Interest income for the fourth quarter of 2007 was RMB10.9 million (US$1.5 million), representing an increase of 307.6% from RMB2.7 million for the previous quarter and an increase of 505.3% from RMB1.8 million for the fourth quarter of 2006, primarily attributable to the proceeds generated by our initial public offering in October 2007.

Net income was RMB53.8 million (US$7.4 million) for the fourth quarter of 2007, representing an increase of 26.8% from RMB42.4 million for the previous quarter, and an increase of 105.0% from RMB26.2 million for the fourth quarter of 2006. Net margin was 33.9% for the fourth quarter of 2007 as compared with 36.3% for the previous quarter and 29.9% for the fourth quarter of 2006.

Fully diluted net income per ADS was RMB1.275 (US$0.175) for the fourth quarter of 2007, compared with RMB1.244 for the third quarter of 2007 and RMB0.800 for the fourth quarter of 2006.

As of December 31, 2007, the Company had RMB1,545.5 million (US$211.9 million) in cash and cash equivalents.

Financial Results for the Year Ended December 31, 2007

Total net revenues for fiscal year 2007 were RMB448.2 million (US$61.4 million), representing an 81.8% increase from RMB246.6 million for fiscal year 2006.

Net revenues from commissions and fees for fiscal year 2007 were RMB447.0 million (US$61.3 million), representing an increase of 81.9% from RMB245.7 million in fiscal year 2006, primarily driven by the growth in the number of sales agents, an increase in commission rates and higher productivity of sales agents in the distribution of life insurance products.

Net revenues from other service fees for fiscal year 2007 were RMB1.2 million (US$0.2 million), representing an increase of 37.5% from RMB0.9 million in fiscal year 2006.

For fiscal year 2007, total operating costs and expenses were RMB307.0 million (US$42.1 million), representing an increase of 56.2% from RMB196.5 million in fiscal year 2006.

Commissions and fees expenses for fiscal year 2007 were RMB232.7 million (US$31.9 million), representing an increase of 74.9% from RMB133.1 million in fiscal year 2006. The increase was primarily due to the increase in the distribution of insurance products.

Selling expenses for fiscal year 2007 were RMB9.4 million (US$1.3 million), a decrease of 17.0 % from RMB11.3 million in fiscal year 2006. The decrease of selling expense was primarily due to the centralization of management functions and stricter budget control. General and administrative expenses for fiscal year 2007 were RMB64.9 million (US$8.9 million), representing an increase of 24.5% from RMB52.1 million in fiscal year 2006, primarily as a result of the recognition of additional share-based compensation expenses for options granted in October, 2007, IPO-related expenses, and exchange losses in connection with the payment of previous declared dividends in the fiscal year 2007.

For fiscal year 2007, operating margin was 31.5% as compared with 20.3% for fiscal year 2006, primarily reflecting the growth of commission rates outpacing that of the commissions and fees expenses.

For fiscal year 2007, total interest income were RMB15.6 million (US$2.1 million), representing an increase of 190.4% from RMB5.4 million in fiscal year 2006, primarily attributable to an increase in cash as a result of our initial public offering and increases in interest rates in China.

For the fiscal year 2007, net income was RMB154.9 million (US$21.2 million), representing an increase of 170.0% from RMB57.4 million for the fiscal year 2006. Net margin was 34.6% for the fiscal year 2007, as compared with 23.3 % for the fiscal year 2006.

Fully diluted net income per ADS was RMB4.380 (US$0.600) for the fiscal year 2007, compared with RMB1.750 for the fiscal year 2006.

Business Highlights

CNinsure continued executing its strategy of expanding our business, with the following highlights for the fourth quarter ended December 31, 2007:

•

On November 5, 2007, CNinsure successfully completed its initial public offering and listing on the Nasdaq Global Market of 13,526,773 American Depositary Shares (“ADSs”) after the underwriters fully exercised their over-allotment options. The total offering size was approximately US$216 million. Each ADS represents twenty ordinary shares.

•	In November 2007, CNinsure appointed Mr. Feng Jin as Chief Information Officer to help the company upgrade the IT infrastructure.

•

In December 2007, CNinsure acquired a 60% equity interest in Guangdong Fangzhong Insurance Surveyors & Loss Adjusters Co. Ltd., an insurance adjusting company based in Guangzhou and enter China’s insurance adjusting sector.

•

In December 2007, CNinsure acquired the remaining 45% stake in Fujian Xinheng Insurance Agency Co., Ltd. in order to further increase investment of resources and expand penetration in the Fujian market.

•	As of December 31, 2007, CNinsure had approximately 13,830 sales professionals and 195 sales and service outlets.

•

According to the Insurance Intermediary Market Development Report 2007 published by the China Insurance Regulatory Commission, six of CNinsure’s affiliated insurance agencies ranked Nos.1, 5, 8, 17, 18 and 19, respectively, among China’s top 20 insurance agencies in terms of revenue in 2007.

Business Outlook

For the first quarter 2008, CNinsure expects its total net revenues to be between RMB125.0 million (US$17.1 million) and RMB 135.0 million (US$18.5 million), which reflect the seasonality of our business as result of the Chinese New Year and the impact of the recent snow storms in central and southern China. This forecast reflects CNinsure’s current and preliminary view, which is subject to change.

Conference Call

The Company will host a conference call to discuss the fourth quarter and fiscal year 2007 results at

Time:	8:00 pm Eastern Standard Time on February 25, 2008
or 9:00 am Beijing/Hong Kong Time on February 26, 2008

The Toll Free dial-in number:	US:	1866-549-1292
	UK:	0808-234-6305
	CA:	1866-8691-825
	Singapore:	800-852-3576
	Taiwan:	0080-185-6004
	Hong Kong:	3005-2050
	China (Mainland):	800-869-7678;

China (Mainland) local dial-in number:	400-733-1511

Password: 566597 #

A replay of the call will be available for three days as follows:

3005-2020 (Hong Kong)
+852-3005-2020 (International)
PIN number: 134074#

Additionally, a live and archived web cast of this call will be available at:

http://www.corpasia.net/us/CISG/irwebsite/index.php?mod=event

About CNinsure Inc.

CNinsure is a leading independent insurance agency and brokerage company operating in China. CNinsure’s distribution network reaches many of China’s most economically developed regions and affluent cities. The Company distributes a wide variety of property and casualty and life insurance products underwritten by domestic and foreign insurance companies operating in China, as well as other insurance-related services.

Forward-looking Statements

This press release contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “believes,” “anticipates,” “intends,” “estimates” and similar statements. Among other things, the management’s quotations and “Business Outlook” contain forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about CNinsure and the industry. Potential risks and uncertainties include, but are not limited to, those relating to CNinsure’s limited operating history, especially its limited experience in selling life insurance products, its ability to attract and retain productive agents, especially entrepreneurial agents, its ability to maintain existing and develop new business relationships with insurance companies, its ability to execute its growth strategy, its ability to adapt to the evolving regulatory environment in Chinese insurance industry, and its ability to compete effectively against its competitors. All information provided in this press release is as of February 25, 2008, and CNinsure undertakes no obligation to update any forward looking statements to reflect subsequent occurring events or circumstances, or to changes in its expectations, except as may be required by law. Although CNinsure believes that the expectations expressed in these forward looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results. Further information regarding risks and uncertainties faced by CNinsure is included in CNinsure’s filings with the U.S. Securities and Exchange Commission, including its registration statement on Form F-1.

CNinsure Inc.

Unaudited Condensed Consolidated Balance Sheets

	As of December 31, 2006	As of December 31, 2007	As of December 31, 2007
	RMB	RMB	USD
	(In thousands, except for shares and per share data)
ASSETS:
Current assets:
Cash and cash equivalents	223,926	1,545,501	211,869
Restricted cash	7,413	12,863	1,763
Accounts receivable	26,569	18,701	2,564
Insurance premium receivable	994	655	90
Other receivables, net	16,988	30,510	4,183
Amounts due from related parties	78,957	0	0
Other current assets	856	6,136	841

Total current assets	355,703	1,614,366	221,310
Non-current assets:
Property, plant, and equipment, net	9,741	11,117	1,524
Goodwill	7,042	9,329	1,279
Intangibles	4,471	4,271	585
Deferred tax assets	2,365	2,265	311
Other	300	500	69

Total assets	379,622	1,641,848	225,078

LIABILITIES AND SHAREHOLDERS’ EQUITY:
Current liabilities:
Accounts payables	14,275	10,122	1,388
Insurance premium payable	7,413	12,863	1,763
Other payables and accrued expenses	12,139	17,033	2,335
Accrued payroll	4,902	7,722	1,059
Income tax payable	798	1,966	270
Amounts due to related parties	3,679	369	51
Dividend payable	32,000	0	0
Current portion of long-term borrowings	318	103	14

Total current liabilities	75,524	50,178	6,880

Non-current liabilities:
Long-term borrowings	237	57	8
Deferred tax liabilities	560	3,195	438

Total liabilities	76,321	53,430	7,326

Commitments and contingencies
Minority interests	13,717	18,248	2,502

Common stock	5,073	7,036	964
Additional paid-in capital	369,781	1,621,064	222,228
Accumulated deficit	(85,091)	(38,458)	(5,272)
Accumulated other comprehensive Loss	(179)	(19,472)	(2,670)

Total owners’ equity	289,584	1,570,170	215,250

Total liabilities and owners’ equity	379,622	1,641,848	225,078

CNinsure Inc.

Unaudited Condensed Consolidated Statements of Operations

	For The Three Months Ended December 31,			For The Twelve Months Ended December 31,
	2006	2007	2007	2006	2007	2007
	RMB	RMB	USD	RMB	RMB	USD
		(In thousands, except for shares and per share data)
Net revenues:
Commissions and fees	87,409	158,480	21,726	245,652	446,957	61,272
Other service fees	344	251	34	897	1,234	169

Total net revenues	87,753	158,731	21,760	246,549	448,191	61,441
Operating costs and expenses:
Commissions and fees	(48,440)	(83,224)	(11,409)	(133,076)	(232,704)	(31,901)
Selling expenses	(3,027)	(2,844)	(390)	(11,288)	(9,373)	(1,285)
General and administrative expenses	(12,741)	(26,434)	(3,624)	(52,119)	(64,911)	(8,898)

Total operating costs and expenses	(64,208)	(112,502)	(15,423)	(196,483)	(306,988)	(42,084)
Income from operations	23,545	46,229	6,337	50,066	141,203	19,357
Other income (expense), net:
Interest income	1,804	10,920	1,497	5,364	15,579	2,136
Interest expense	(4)	(5)	(1)	(34)	(75)	(10)
Others, net	0	9	1	5	(38)	(5)

Income before income taxes	25,345	57,153	7,835	55,401	156,669	21,478
Income tax benefit (expense)	461	(3,242)	(444)	573	(4,230)	(580)

Net income before minority interest	25,806	53,911	7,391	55,974	152,439	20,898

Minority interest	439	(104)	(14)	1,421	2,499	342

Net income	26,245	53,807	7,376	57,395	154,938	21,240

Net Income per share:
Basic	0.040	0.064	0.009	0.088	0.220	0.030
Diluted	0.040	0.064	0.009	0.087	0.219	0.030

Net Income per ADS:
Basic	0.808	1.284	0.176	1.766	4.396	0.603
Diluted	0.800	1.275	0.175	1.750	4.380	0.600

Shares used in calculating net income per share
Basic	650,000,000	838,056,274	838,056,274	650,000,000	704,898,683	704,898,683
Diluted	656,120,811	843,711,077	843,711,077	655,970,000	707,437,509	707,437,509

For more information, please contact:

Phoebe Meng

Investor Relations Officer

Email: mengyf@cninsure.net

Oasis Qiu

Investor Relations

Tel: +86 (20) 6122-2732

Email: qiusr@cninsure.net

Exhibit 99.2

CNinsure Announces Resignation of Chief Financial Officer

and Appoints Peng Ge as the New Chief Financial Officer

GUANGZHOU, February 25, 2008 — CNinsure Inc. (Nasdaq: CISG), a leading independent insurance agency and brokerage company operating in China, today announced that, for personal reasons, David Tang will resign from his position as Chief Financial Officer and Vice President of the company, effective April 1, 2008. Peng Ge, currently Vice President, General Manager of the Finance and Accounting Department and a Director of the company, will assume the role of Chief Financial Officer of the company.

Mr. Tang joined CNinsure and was appointed Chief Financial Officer in February 2007. “David has played an important role in our IPO. On behalf of the board, we would like to thank David for his contributions to the Company and wish him every success in his future career. ” remarked Yinan Hu, CNinsure’s Chairman and Chief Executive Officer.

Mr. Peng Ge has been our Vice President and General Manager of the Finance and Accounting Department since 2005 and a Director since August 2007. He is in charge of capital market, the management of accounting and internal control and operational planning. From 1999 to 2005, Mr. Ge headed our business operations in Beijing. During his service in our company, he has played a key role in attracting investments from CATHAY and CDH, two of our biggest shareholders. He also contributed greatly to the success of our IPO in 2007 and was actively involved in the entire IPO process, including overseeing the preparation of financial statements, coordinating the audit process, assisting with due diligence and participating in the road-show. Previously, from 1994 to 1999, Mr. Ge served as a financial manager in China National Native Produce and Animal By-Products Import & Export Corporation. Mr. Ge holds his Master of Business Administration degree and Bachelor degree in international accounting from the University of International Business and Economics in China.

Commenting on Mr. Ge’s appointment, Mr.Hu added, “Mr. Ge has demonstrated a comprehensive understanding of financial and accounting matters since he joined the company in 1999. We are confident that his experience will further contribute to our future progress. As such, we wholeheartedly welcome Mr. Ge to his new role at the Company.”

About CNinsure Inc.

CNinsure is a leading independent insurance agency and brokerage company operating in China. CNinsure’s distribution network reaches many of China’s most economically developed regions and affluent cities. The Company distributes a wide variety of property and casualty and life insurance products underwritten by domestic and foreign insurance companies operating in China, as well as other insurance-related services.

Forward-looking Statements

This press release contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “believes,” “anticipates,” “intends,” “estimates” and similar statements. Among other things, the management’s quotations contain forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about CNinsure and the industry. Potential risks and uncertainties include, but are not limited to, those relating to CNinsure’s limited operating history, especially its limited experience in selling life insurance products, its ability to attract and retain productive agents, especially entrepreneurial agents, its ability to maintain existing and develop new business relationships with insurance companies, its ability to execute its growth strategy, its ability to adapt to the evolving regulatory environment in Chinese insurance industry, and its ability to compete effectively against its competitors. All information provided in this press release is as of February 25, 2008, and CNinsure undertakes no obligation to update any forward looking statements to reflect subsequent occurring events or circumstances, or to changes in its expectations, except as may be required by law. Although CNinsure believes that the expectations expressed in these forward looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results. Further information regarding risks and uncertainties faced by CNinsure is included in CNinsure’s filings with the U.S. Securities and Exchange Commission, including its registration statement on Form F-1.

For more information, please contact:

Phoebe Meng

Investor Relations Officer

Email: mengyf@cninsure.net

Oasis Qiu

Investor Relations

Tel: +86 (20) 6122-2732

Email: qiusr@cninsure.net